7

                                                      No. 70-8511

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D. C.  20549
                _________________________________

                 Post Effective Amendment No. 6
                             to the
                           Form U-1/A
               __________________________________

                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________

System Energy Resources, Inc.     Entergy Corporation
1340 Echelon Parkway              P.O. Box 61005
Jackson, Mississippi 39213        New Orleans, Louisiana  70161
Telephone:  601-368-5000          Telephone:  504-529-5262

Entergy Arkansas, Inc.            Entergy Louisiana, Inc.
P.O. Box 551                      639 Loyola Avenue
Little Rock, Arkansas  72203      New Orleans, Louisiana  70113
Telephone:  501-377-4000          Telephone:  504-576-4000

Entergy Mississippi, Inc.         Entergy New Orleans, Inc.
P.O. Box 1640                     639 Loyola Avenue
Jackson, Mississippi  39205       New Orleans, Louisiana  70113
Telephone:  601-969-2311          Telephone:  504-576-4000


     (Names of companies filing this statement and addresses
                 of principal executive offices)
               __________________________________

                       ENTERGY CORPORATION

             (Name of top registered holding company
             parent of each applicant or declarant)

                _________________________________


                    Steven C. McNeal
                    Vice President, Corporate Finance
                    Entergy Services, Inc.
                    639 Loyola Avenue
                    New Orleans, LA  70113
                    (504) 576-4363

             (Name and address of agent for service)
              _____________________________________

         The Commission is also requested to send copies of communications in connection with this matter to:


                  Laurence M. Hamric, Esq.
                  Ann G. Roy, Esq.
                  Entergy Services, Inc.
                  639 Loyola Avenue
                  New Orleans, Louisiana
                  70113
                  (504) 576-2095


The Application-Declaration is amended as follows:

Item 1.   Description of Proposed Transactions.

      Section A.     Overview.

      1. Paragraph 1 is deleted in its entirety and restated as follows:

      1. System Energy Resources, Inc. ("System Energy"), a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935 ("Holding Company Act"), proposes from time to time through December 31, 2000 (1) to issue and sell one or more series of its First Mortgage Bonds ("Bonds"), and/or one or more series of its Debentures ("Debentures") in a combined aggregate principal amount of said Bonds and Debentures not to exceed $685 million, of which $310 million have been already issued, and (2) to enter into arrangements for the issuance and sale of tax-exempt revenue bonds in an aggregate principal amount not to exceed $515 million ("Tax-Exempt Bonds") to be issued in one or more series for the purpose of refinancing outstanding tax-exempt Pollution Control Revenue Bonds issued for the benefit of System Energy to finance pollution control facilities, of which $134 million have already been issued, including the possible issuance and pledge of one or more new series of the Company's First Mortgage Bonds in an aggregate principal amount not to exceed $395 million ("Collateral Bonds") as security for the Tax-Exempt Bonds. Each of these proposed transactions is discussed in detail below.

       Section  C.    Issuance and Sale of Tax-Exempt  Bonds  and
Related Matters.

      Paragraph 1 is amended in the seventh line by the deletion of $350 million and the substitution of $515 million.

      Paragraph 5 is amended by the restatement of the third sentence in its entirety as follows:

      At May 28, 1998, such rate is estimated to be approximately 5.8% per annum for tax exempt bonds having a maturity of 30 years, no optional redemption for the first five years after initial issuance and no Collateral Bonds (as defined above) or other security arrangements.


      Section D.     Other.

      Section D is deleted in its entirety and restated as follows:

      The Proceeds to be received from the issuance and sale of the Bonds, Debentures and Tax-Exempt Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 and 33, respectively, of the Holding Company Act.

      Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.<FN1>

      Entergy's "aggregate investment" in EWGs and FUCOs is equal to approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998. Entergy's "aggregate investment" currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain charges against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in installments, the first of which was paid on December 1, 1997, and the second which will be due on December 1, 1998. The first installment was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment. Entergy states that, but for the windfall profits tax, aggregate earnings from EWGs and FUCOs would have made a positive contribution to Entergy's retained earnings for the year ended December 31, 1997.

      Following the July 2, 1997 announcement by the Labour Government of the proposed windfall profits tax, a Standard & Poor's Ratings Group report listed 13 British utilities, including London Electricity, on "CreditWatch with negative implications". However, as of March 31, 1998, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax. Moreover, as noted below, after Entergy announced its intent to acquire London Electricity, Standard & Poor's Ratings Group affirmed its outstanding ratings on the Entergy's operating companies' senior secured debt.

      Entergy currently is not rated by Standard & Poor's Ratings Group. However, all of Entergy's operating companies have securities ratings of at least investment grade, except that Entergy Gulf States, Inc.'s ("Gulf States") securities rating for all securities other than senior secured debt is below investment grade. Currently, Gulf States has $904.7 million in long-term securities rated below investment grade consisting of preferred stock, preference stock, quarterly income preferred securities, debentures, and tax-exempt bonds. However, as of July 1, 1998, $50 million in debentures will be retired and $21.6 million in tax-exempt bonds will be redeemed resulting in $833.1 million of long-term securities remaining outstanding below investment grade for Gulf States.

     Entergy further states that as of September 30, 1992, before the original investment by Entergy in EWGs or FUCOs, Entergy's consolidated debt to total capital ratio was 54.6% and its capitalization ratio was 45.4%, and as of March 31, 1998, Entergy's consolidated debt to total capital ratio was 57.1% and its capitalization ratio was 42.9%.

Item 5.   Procedure

      The first sentence of Item 5 is restated in its entirety as follows:

      The parties request that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by July 10, 1998, or as soon thereafter as practicable, and that the Commission's order authorizing the remaining transactions proposed in this proceeding be issued by August 7, 1998 or as soon thereafter as practicable.


Item 6.   Exhibits and Financial Statements

      Item 6. Exhibits and Financial Statements is amended to include the following:

      Section A.    Exhibits

      G-3      Financial Data Schedules

      H-3 Revised suggested form of Notice of proposed transactions for publication in the Federal Register.

      Section B.    Financial Statements

      Section B is amended in its entirety as follows:

      Financial Statements of System Energy as of March 31, 1998
(reference is made to Exhibit G-3 hereto).

      Financial Statements of Entergy and subsidiaries, consolidated, as of March 31, 1998.

      Notes to financial statements of System Energy and Entergy and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 (filed in File Nos. 1-9067 and 1-11299, respectively, and incorporated by reference).

      Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 1998.

      Reference is made to Exhibit G-3 filed herein for a statement of (i) the approximate amounts, before and after giving effect to the proposed transactions, of unfunded bondable property of System Energy available for the issuance of bonds and
(ii) the proposed accounting treatment of the transactions herein contemplated.

                           SIGNATURES

Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



                    SYSTEM ENERGY RESOURCES, INC.
                    ENTERGY CORPORATION
                    ENTERGY ARKANSAS, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC.




                    By:    /s/ Naomi Nakagama
                            Naomi Nakagama
                        Senior Vice President -
                         Finance and Treasurer


Dated: June 29, 1998

_______________________________
<FN1> The terms "aggregate investment" and "consolidated retained earnings" are used herein as defined in Rule 53.